Exhibit 99.9

NICE Launches Enlighten AI Routing, Innovating CX with Next-Gen Intelligence

Leveraging holistic CX data to power its AI, NICE Enlighten AI Routing hyper-personalizes customer-agent connections in real-time to enable brand-differentiating next-gen CX

Hoboken, N.J., May 25, 2021 – NICE (Nasdaq: NICE) today announced the launch of NICE Enlighten AI Routing, enabling hyper-personalized, next-gen experiences in real-time. Powered by data from NICE Enlighten AI and infused with customer available data sources, NICE Enlighten AI Routing understands the holistic CX needs of the customer and identifies the best attributes to match the customer with the optimal agent in real-time. With NICE Enlighten AI Routing, interactions become more engaging, efficient, and profitable, delivering benefits to the businesses’ bottom-line from the moment it is activated.

At the beginning of every interaction, NICE Enlighten AI Routing's next-gen artificial intelligence evaluates its extensive datasets at scale in real-time to determine the most influential data for each connection. The solution uniquely gains a holistic view of each customer and their preferences by harnessing the power of NICE Enlighten AI and any additional data organizations provide. The data is layered with analytics, giving insight into a customers’ recent experiences with a business, such as their sentiment and the outcomes of previous interactions. NICE Enlighten AI Routing identifies the most relevant datasets to gain a holistic view of the agent and select the optimal agent, including their recent training successes, active listening skills, ability to demonstrate empathy, and more. As a result, every interaction is hyper-personalized to connect the best agent for the individual customer's needs in real-time.

Leveraging machine learning, NICE Enlighten AI Routing automatically self-learns and improves its datasets with each interaction. The continuous data updates create adaptability so businesses can easily realign their routing metrics to changing business goals. NICE Enlighten AI Routing transparently displays continuous outcomes in a Benefit Report, making ongoing improvement across their organization visible to business leaders. Built upon the foundation of Predictive Behavioral Routing, NICE Enlighten AI Routing embeds next-generation artificial intelligence and leverages all available data sources, including NICE Enlighten AI, to deliver hyper-personalized interactions and elevate customer experience.

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, "In today’s post virtual decade, organizations are racing to distinguish their experiences and meet the demand for next-gen CX. Embedding AI across data sets speeds the delivery of brand-differentiating service. With NICE Enlighten AI Routing, organizations can immediately deliver the gold standard of service to their customers while powering measurable improvements in efficiency, CSAT revenue, and more.”

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.